Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Venecredit Securities, Inc. Exemption Report, in which (1) Venecredit Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Venecredit Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provisions") and (2) Venecredit Securities, Inc. stated that Venecredit Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Venecredit Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Miami, Florida
February 28, 2018